As filed with the Securities and Exchange Commission on February 3, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              AMENDMENT NUMBER 5 TO
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                         PEEKSKILL FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)


                         PEEKSKILL FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   705385 10 2
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              William J. LaCalamito
                         Peekskill Financial Corporation
                                1019 Park Street
                            Peekskill, New York 10566
                                 (914) 737-2777
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                   Copies to:

                              Kip A. Weissman, P.C.
                              James M. Larkins, III
                         Silver, Freedman & Taff, L.L.P.
                           1100 New York Avenue, N.W.
                             Washington, D.C. 20005
                                 (202) 414-6100
--------------------------------------------------------------------------------
                         (Agent for Service of Process)

                                December 23, 1998
--------------------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

             Transaction Valuation*          Amount of Filing Fee
                 $13,400,000                       $2,680


* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 800,000 shares at the maximum tender offer price of $16.75 per share.

[X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $2,680            Filing Party:    Peekskill Financial Corporation

Form or Registration No.:   Schedule 13E-4    Date Filed:      December 23, 1998

Item 8.  Additional Information.

         (e) The information set forth in the Offer to Purchase and Letter of Transmittal, as modified by the information on the press release contained at Item 9(a), is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

         (a) (13) Form of a Press Release issued by the Company, dated February 2, 1999 announcing the final results of the Dutch Auction Tender Offer.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

         (f) Not applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


February 3, 1999                PEEKSKILL FINANCIAL CORPORATION


                                By: /s/William J. LaCalamito
                                    William J. LaCalamito, President, and Chief
                                      Operating Officer

                  [PEEKSKILL FINANCIAL CORPORATION LETTERHEAD]





CONTACT: William J. LaCalamito                        For Immediate Release
         President                                    February 2, 1999
         Peekskill Financial Corporation
         (914) 737-2777


           PEEKSKILL FINANCIAL CORPORATION ANNOUNCES FINAL RESULTS OF
                           DUTCH AUCTION TENDER OFFER

Peekskill,  New  York....  February  2, 1999 - Peekskill  Financial  Corporation
(NASDAQ NMS: PEEK), Peekskill, New York, announced today the final results of its Modified Dutch Auction Tender Offer (the "Dutch Auction") that expired on Wednesday, January 27, 1999 at 4:00 p.m. Pursuant to the Dutch Auction, the Company will purchase 800,040 of its own shares at $16.75 per share. As a result of an oversubscription in the Dutch Auction, the number of shares purchased from each tendering shareholder (other than persons holding fewer than 10 shares or persons tendering their shares on a conditional basis) is approximately 10% less than the amount tendered. All shares not purchased due to proration will be promptly returned to the tendering shareholders. The cost of the shares purchased is $13.4 million and represents approximately 28 percent of the 2,842,069 shares of common stock outstanding on December 16, 1998.

         Peekskill Financial Corporation is a savings and loan holding company based in Peekskill, New York and, as of December 31, 1998 had approximately $213.5 million in total assets and $144.4 million in deposits.

                                      * * *